Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Te[redacted]0553

82-3146

NEWS
Trading

Drilling Intersects High-grade gold zones at the Westport Gold Project Barkerville, B.C.

The company is pleased to announce that all assays have now been received from the drill program carried out in October, 2005 on the company's wholly owned historic Westport gold project located near Barkerville, British Columbia. The program consisted of six diamond drill holes totalling 1460 meters. The company is extremely encouraged by the compiled results which included 38.58 meters of 2.6 grams per tonne (g/t) gold in hole DDH-05-01. This intersection included a quartz vein which returned 86.8 g/t gold (2.53 ounces per ton) over 0.64 meters. All but one of the holes (DDH-05-5) intersected significant values over broad widths. The values are tabularized below with the distances in feet and meters and the gold values in grams per tonne and ounces per ton.

Hole	From (m)	From (ft)	To (m)	To (ft)	Interval (m)	Interval (ft)	Gold (g/t)	Gold (oz/t)	Description
DDH-05-01	22.86	75.00	23.01	75.50	0.15	0.49	5.37	0.16	pyritized argillite
DDH-05-01	82.08	269.30	120.66	395.89	38.58	126.58	2.60	0.08	fine grained massive pyrite
including	82.08	269.30	108.25	355.17	26.17	85.86	3.58	0.10	pyritized argillite and quartz vein
including	98.20	322.19	98.84	324.29	0.64	2.10	86.80	2.53	quartz vein
DDH-05-2	18.13	59.48	27.50	90.23	7.98	26.18	4.39	0.13	pyritized argillite and quartz vein
DDH-05-3	222.94	731.47	238.05	781.04	15.11	49.58	1.26	0.04	quartz vein
DDH-05-4	12.62	41.41	25.71	84.35	13.09	42.95	1.25	0.04	argillite with abundant coarse pyrite
including	20.78	68.18	21.92	71.92	1.14	3.74	11.40	0.33	argillite with abundant coarse pyrite

Table 1: Significant Intersections of 2005 Drill Program

The Westport project consists of 28 crown granted claims wholly owned by the company since their purchase in 1946. The claims straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognized to host gold mineralization in the area.

The 2005 drilling was designed to follow-up the company's 2003 drill program which tested for Bonanza Ledge style mineralization and geophysical anomalies that were generated by an induced polarization (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies and included a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne). The drilling to date has allowed for a better understanding of the stratigraphy and the distribution of alteration and mineralization within the geologic units. The 2005 drilling intersected significant gold mineralization, as evidenced by the 38.58 meters in hole DDH-05-01 that averaged 2.60 g/t gold. These intersections are not considered to represent Bonanza Ledge-style gold mineralization, which has not been identified in the drilling to date, although alteration thought to be representative of this style of mineralization, was noted in the core from the 2005 drilling. The data will be further examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the exciting gold intersections encountered in the 2005 drilling, and further test for Bonanza Ledge-style mineralization.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the current and the 2003 drill program on the project

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan Poliquin"

Morgan Poliquin, M.Sc., P.Eng.
Director